# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sono Group N.V., CIK 0001840416
CUSIP: N81409125
Title of class of securities: Ordinary shares, par value of (euro)0.01 per share
Address of issuer's principal executive offices: 4965 Trinidad Drive, Land O' Lakes, Florida (FL), 34639
Date of event which requires filing of this statement: 08/31/2026
Filed by CIK 0001842872
Persons authorized to receive notices and communications: Christopher Kelly, 45 Catalpa Drive, Atherton, California (CA), 94027, 1 650-796-6748

## Reporting persons
- Christopher Kelly (CIK 0001842872): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 56,180; shared voting power 93,633; sole dispositive power 56,180; shared dispositive power 93,633; aggregate amount beneficially owned 93,633 (5.5% of the class)
  Comment: 1 Christopher Kelly controls Kelly Ventures I LP and has shared voting power and shared dispositive power over the 37,453 Ordinary Shares held by Kelly Ventures I LP.
  
  2 This percentage is determined by dividing 93,633 Ordinary Shares by 1,424,834 Ordinary Shares, which is the number of Ordinary Shares issued and outstanding, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on August 14, 2026 plus 283,500 Ordinary Shares that were subsequently issued to the Reporting Persons.
- Kelly Ventures I LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 37,453; shared voting power 0; sole dispositive power 37,453; shared dispositive power 0; aggregate amount beneficially owned 37,453 (2.2% of the class)
  Comment: 3 Row 7, 9, 11 and 13: Represents 37,453 Ordinary Shares of the Issuer directly held by Kelly Ventures I LP, of which Christopher Kelly is the founder and a principal.
  
  4 This percentage is determined by dividing 37,453 Ordinary Shares by 1,424,834 Ordinary Shares, which is the number of Ordinary Shares issued and outstanding, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on August 14, 2026 plus 283,500 Ordinary Shares that were subsequently issued to the Reporting Persons.
- Paul Misir: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 93,633; shared voting power 0; sole dispositive power 93,633; shared dispositive power 0; aggregate amount beneficially owned 93,633 (5.5% of the class)
  Comment: 5 This percentage is determined by dividing 93,633 Ordinary Shares by 1,424,834 Ordinary Shares, which is the number of Ordinary Shares issued and outstanding, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on August 14, 2026 plus 283,500 Ordinary Shares that were subsequently issued to the Reporting Persons.
- Internal Market Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: working capital (WC); sole voting power 21,610; shared voting power 0; sole dispositive power 21,610; shared dispositive power 0; aggregate amount beneficially owned 21,610 (1.3% of the class)
  Comment: 6 This percentage is determined by dividing 21,610 Ordinary Shares by 1,424,834 Ordinary Shares, which is the number of Ordinary Shares issued and outstanding, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on August 14, 2026 plus 283,500 Ordinary Shares that were subsequently issued to the Reporting Persons.
- Reince Priebus: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 21,610; shared voting power 0; sole dispositive power 21,610; shared dispositive power 0; aggregate amount beneficially owned 21,610 (1.3% of the class)
  Comment: 7 This percentage is determined by dividing 21,610 Ordinary Shares by 1,424,834 Ordinary Shares, which is the number of Ordinary Shares issued and outstanding, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on August 14, 2026 plus 283,500 Ordinary Shares that were subsequently issued to the Reporting Persons.
- Chris Larsen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 21,610; shared voting power 0; sole dispositive power 21,610; shared dispositive power 0; aggregate amount beneficially owned 21,610 (1.3% of the class)
  Comment: 8 This percentage is determined by dividing 21,610 Ordinary Shares by 1,424,834 Ordinary Shares, which is the number of Ordinary Shares issued and outstanding, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on August 14, 2026 plus 283,500 Ordinary Shares that were subsequently issued to the Reporting Persons.
- Demetri Argyropoulos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 11,236; shared voting power 0; sole dispositive power 11,236; shared dispositive power 0; aggregate amount beneficially owned 11,236 (0.7% of the class)
  Comment: 9 This percentage is determined by dividing 11,236 Ordinary Shares by 1,424,834 Ordinary Shares, which is the number of Ordinary Shares issued and outstanding, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on August 14, 2026 plus 283,500 Ordinary Shares that were subsequently issued to the Reporting Persons.
- Demetri Daphnis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 9,363; shared voting power 0; sole dispositive power 9,363; shared dispositive power 0; aggregate amount beneficially owned 9,363 (0.6% of the class)
  Comment: 10 This percentage is determined by dividing 9,363 Ordinary Shares by 1,424,834 Ordinary Shares, which is the number of Ordinary Shares issued and outstanding, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on August 14, 2026 plus 283,500 Ordinary Shares that were subsequently issued to the Reporting Persons.
- Jon Ricketts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 10,805; shared voting power 0; sole dispositive power 10,805; shared dispositive power 0; aggregate amount beneficially owned 10,805 (0.6% of the class)
  Comment: 11 This percentage is determined by dividing 10,805 Ordinary Shares by 1,424,834 Ordinary Shares, which is the number of Ordinary Shares issued and outstanding, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on August 14, 2026 plus 283,500 Ordinary Shares that were subsequently issued to the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value of (euro)0.01 per share
Name of issuer: Sono Group N.V.
Address of issuer's principal executive offices: 4965 Trinidad Drive, Land O' Lakes, Florida (FL), 34639

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Paul Misir, Christopher Kelly, Kelly Ventures I LP, Internal Market Fund, LLC, Reince Priebus, Chris Larsen, Demetri Argyropoulos, Demetri Daphnis and Jon Ricketts (collectively, the "Reporting Persons").
Residence or business address: The principal business address of Paul Misir is c/o Lally & Misir LLP, 220 Old Country Road, Mineola, NY 11501. The principal business address of Christopher Kelly is 45 Catalpa Drive, Atherton, CA 94027. The principal business address of Kelly Ventures I LP is 45 Catalpa Drive, Atherton, CA 94027. The principal business address of Internal Market Fund, LLC is 7650 W. Courtney Campbell Causeway, Suite 1170, Tampa, Florida 33607. The principal business address of Reince Priebus is 1000 Maine Avenue SW Suite 400 Washington, DC 20024. The principal business address of Chris Larsen is 2621 Larkin Street, San Francisco, CA 94109. The principal business address of Demetri Argyropoulos is 5940 South Rainbow Boulevard, Suite 400, PMB 32031, Las Vegas, NV 89118. The principal business address of Demetri Daphnis is 545 West 25th Street, 6th Floor, New York, NY 10001. The principal business address of Jon Ricketts is 1033 Demonbreun Street, Suite 300, Nashville, TN 37203.
Present principal occupation or employment:
The present principal occupation of Paul Misir is investor. The present principal occupation of Christopher Kelly is investor. The principal business of Kelly Ventures I LP is venture capital. The present principal business of Internal Market Fund, LLC is investing. The present principal occupation of Reince Priebus is attorney-at-law. The present principal occupation of Chris Larsen is executive chairman. The present principal occupation of Demetri Argyropoulos is business owner. The present principal occupation of Demetri Daphnis is designer. The present principal occupation of Jon Ricketts is executive.

Christopher Kelly is the founder and a principal of Kelly Ventures I LP. Michael Spanos is a managing partner of Internal Market Fund, LLC.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons that are real persons are citizens of the United States of America. Kelly Ventures I LP was formed under the laws of Delaware. Internal Market Fund, LLC was formed under the laws of Florida.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 283,500 Ordinary Shares reported herein as beneficially owned by the Reporting Persons were acquired pursuant to the Share Purchase Agreement dated as of August 31, 2026, entered into among the Issuer and each of the Reporting Persons, at an aggregate purchase price of $756,946. The Ordinary Shares were acquired in connection with the transaction as described in Item 4 below through personal funds of each of the Reporting Persons other than with respect to each of Kelly Ventures I LP and Internal Market Fund, LLC, in which case the source of funds was working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are acquiring the Ordinary Shares in connection with a proposed business combination of the Issuer with Sports One ("Sports One"), a newly formed entity created by Paul Misir, Christopher Kelly and Reince Priebus. Sports One was formed to acquire and hold minority interests in professional sports teams, with a primary focus on the NBA, NFL, MLB and NHL, and to operate a sports intelligence business that provides real-time athlete-level data, social media value scoring, and quantified data for what each athlete is worth to sponsors.

On August 31, 2026, the Issuer and Sports One announced that they have entered into a non-binding letter of intent (the "Letter of Intent") for a business combination. If the business combination is consummated, Sports One would become a public company.

Under the terms of the Letter of Intent, the Issuer and Sports One intend to enter into a definitive agreement pursuant to which the Issuer and Sports One would combine, with the former equity holders of both entities holding equity in the combined public company listed on a national stock exchange (the "Surviving Company") and with Sports One's existing equity holders owning a super-majority of the equity in the Surviving Company. The final terms of the definitive agreement are subject to the completion of due diligence to the Company's satisfaction. Effective upon the closing of the business combination, the members of the board of directors of the Issuer shall resign and the directors designated by Sports One will become the directors of the Issuer.

The completion of the business combination is subject to the negotiation and execution of definitive documentation and satisfaction of customary closing conditions stated in the Letter of Intent. Accordingly, no assurances can be made that the parties will successfully negotiate and enter into a definitive agreement, or that the proposed transaction will be consummated on the terms or timeframe currently contemplated, or at all.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors (the "Board") or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to any of those enumerated above. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) in the preceding paragraph.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses to rows 1 to 4 and 7 to 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

As of the date hereof, the Reporting Persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act. As a result, the group may be deemed to have acquired beneficial ownership of all the Ordinary Shares beneficially owned by each member of the "group". As such, the group may be deemed to beneficially own in the aggregate 283,500 Ordinary Shares, which represents approximately 16.6% of the total outstanding Ordinary Shares when including the 283,500 Ordinary Shares issued in the registered direct offering (the "Registered Direct Shares"). Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons, other than Chris Kelly with respect to the Ordinary Shares held by Kelly Ventures I LP, that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned in the aggregate by other members of the "group" and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed, other than by Chris Kelly with respect to the Ordinary Shares held by Kelly Ventures I LP.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses to rows 1 to 4 and 7 to 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

As of the date hereof, the Reporting Persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act. As a result, the group may be deemed to have acquired beneficial ownership of all the Ordinary Shares beneficially owned by each member of the "group". As such, the group may be deemed to beneficially own in the aggregate 283,500 Ordinary Shares, which represents approximately 16.6% of the total outstanding Ordinary Shares when including the 283,500 Ordinary Shares issued in the registered direct offering (the "Registered Direct Shares"). Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons, other than Chris Kelly with respect to the Ordinary Shares held by Kelly Ventures I LP, that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned in the aggregate by other members of the "group" and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed, other than by Chris Kelly with respect to the Ordinary Shares held by Kelly Ventures I LP.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Ordinary Shares in the sixty days prior to the date hereof.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons' responses to Items 3 and 4 are incorporated by reference into this Item 6.

On August 31, 2026, an affiliate of certain of the Reporting Persons (in such capacity, the "Call Option Investors") entered into a Call Option Agreement (the "Call Option Agreement") with YA II PN, Ltd., a Cayman Islands exempt limited company ("Yorkville"), pursuant to which each Call Option Investor has the right, but not the obligation, to purchase its pro rata share of an aggregate of 700 preferred shares of the Issuer (the "Preferred Shares") from Yorkville (representing approximately one-half of Yorkville's total Preferred Share holdings, with an aggregate face value of approximately $21,000,000), at a purchase price per share equal to the original issue price per Preferred Share plus all accrued and unpaid dividends thereon through the applicable closing date. Each Preferred Share is convertible into 30,000 Ordinary Shares of the Issuer, subject to a beneficial ownership limitation that prevents exercise of the Call Option to the extent that such investor would beneficially own Ordinary Shares in excess of 4.99%, subject to waiver upon not less than 65 days' prior written notice.

The right to purchase (the "Call Option") may be exercised at any time during the period commencing on the date of the Call Option Agreement and expiring on the earliest of the 15th calendar day following the closing of the definitive business combination agreement between the Issuer and Sports One, October 31, 2026 (if such definitive agreement has not been executed by such date), or the date such definitive agreement is terminated or the closing thereof becomes reasonably unlikely to occur (the "Call Option Period"). The foregoing description is qualified in its entirety by reference to the Call Option Agreement, which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

The Reporting Persons, other than Reince Priebus (collectively, the "Other Investor Lock-up Parties"), have entered into the Other Investors Letter Agreement regarding Lock-up and Right of First Refusal with respect to Shares of Sono Group N.V., dated August 31, 2026, with Sports One (the "Other Investors Letter Agreement"). Pursuant to the Other Investors Letter Agreement, each of the Other Investor Lock-up Parties is contractually restricted, for a period of 180 days from the date of the Other Investors Letter Agreement, from selling or transferring any of its Ordinary Shares, subject to customary exceptions.

Internal Market Fund, LLC, Chris Larsen, Demetri Argyropoulos, Demetri Daphnis and Jon Ricketts have also granted a right of first refusal with respect to the Ordinary Shares to each of Paul Misir, Chris Kelly and Kelly Ventures I LP. The Other Investors Letter Agreement also contains a morals repurchase right allowing each of Paul Misir, Chris Kelly and Kelly Ventures I LP the right, but not the obligation, to repurchase the Registered Direct Shares of each of Internal Market Fund, LLC, Chris Larsen, Demetri Argyropoulos, Demetri Daphnis and Jon Ricketts in the case of certain moral events. The Other Investors Letter Agreement also contains a drag-along clause giving the holders of a simple majority of the Registered Direct Shares that agree to (i) sell all of their Registered Direct Sharers to one or more third parties other than an affiliate or (ii) vote in favor of any business combination, merger, reorganization, recapitalization or similar transaction (a "Corporate Transaction"), the right to require the other holders of Registered Direct Shares to also (i) transfer all (but not less than all) of their Registered Direct Shares on the same terms and (ii) vote in favor of the applicable Corporate Transaction.

Reince Priebus, Paul Misir, Chris Kelly and Kelly Ventures I LP have entered into the Letter Agreement regarding Lock-up, Right of First Offer and Tag-along with respect to Shares of Sono Group N.V., dated August 31, 2026, with Sports One (the "Letter Agreement"). Pursuant to the Letter Agreement, Reince Priebus is contractually restricted, for a period of 180 days from the date of the Letter Agreement, from selling or transferring any of his Ordinary Shares, subject to customary exceptions.

Pursuant to the Letter Agreement, (i) Paul Misir has granted a right of first offer with respect to the Ordinary Shares to Chris Kelly and Kelly Ventures I LP, (ii) Chris Kelly and Kelly Ventures I LP have each granted a right of first offer with respect to the Ordinary Shares to Paul Misir, and (iii) Reince Priebus has granted a right of first offer with respect to the Ordinary Shares to each of Paul Misir, Chris Kelly and Kelly Ventures I LP. Paul Misir, Chris Kelly and Kelly Ventures I LP have each granted a tag-along right to Reince Priebus in the event they transfer any Ordinary Shares. The Letter Agreement also contains a drag-along clause giving the holders of a simple majority of the Registered Direct Shares that agree to (i) sell all of their Registered Direct Sharers to one or more third parties other than an affiliate or (ii) vote in favor of any Corporate Transaction, the right to require Reince Priebus to also (i) transfer all (but not less than all) of his Registered Direct Shares on the same terms and (ii) vote in favor of the applicable Corporate Transaction.

The Letter Agreement also contains a morals repurchase right allowing (i) each of Paul Misir, Chris Kelly and Kelly Ventures I LP the right, but not the obligation, to repurchase the Registered Direct Shares of Reince Priebus in the case of certain moral events and (ii) Paul Misir the right, but not the obligation, to repurchase the Registered Direct Shares of Chris Kelly and Kelly Ventures I LP in the case of certain moral events.

The Reporting Persons have entered into a Joint Filing Agreement in connection with the filing of this Schedule 13D, a copy of which is filed herewith as Exhibit 99.1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated September 8, 2026, by and between the Reporting Persons.

99.2 Share Purchase Agreement, dated August 31, 2026, by and between Sono Group N.V. and each of the Purchasers named therein.

99.3 Call Option Agreement, dated August 31, 2026, by and between YA II PN, Ltd. and SP1 Access, LLC.

99.4 Other Investors Letter Agreement regarding Lock-up and Right of First Refusal with respect to Shares of Sono Group N.V., among Sports One and the Reporting Persons party thereto, dated August 31, 2026.

99.5 Letter Agreement regarding Lock-up, Right of First Offer and Tag-along with respect to Shares of Sono Group N.V., among Sports One and the Reporting Persons party thereto, dated August 31, 2026.

## Signatures
- Christopher Kelly: /s/ Christopher Kelly, Christopher Kelly (09/08/2026)
- Kelly Ventures I LP: /s/ Christopher Kelly, Christopher Kelly/Managing Partner (09/08/2026)
- Paul Misir: /s/ Paul Misir, Paul Misir (09/08/2026)
- Internal Market Fund, LLC: /s/ Michael Spanos, Michael Spanos/Managing Partner (09/08/2026)
- Reince Priebus: /s/ Reince Priebus, Reince Priebus (09/08/2026)
- Chris Larsen: /s/ Chris Larsen, Chris Larsen (09/08/2026)
- Demetri Argyropoulos: /s/ Demetri Argyropoulos, Demetri Argyropoulos (09/08/2026)
- Demetri Daphnis: /s/ Demetri Daphnis, Demetri Daphnis (09/08/2026)
- Jon Ricketts: /s/ Jon Ricketts, Jon Ricketts (09/08/2026)